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                                     FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                    Securities Exchange Act of 1934, Section
                       17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

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           OMB Approval
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OMB Number:          3235-0104
Expires:    September 30, 1998
Estimated average burden
hours per response.........0.5
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(Print or Type Responses)
1. Name and Address of Reporting Person*

     Westbrook Real Estate Partners Management II, L.L.C.
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     (Last)          (First)          (Middle)

     599 Lexington Avenue, Suite 3800
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     (Street)

     New York        New York          10022
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     (City)          (State)           (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

     07/21/98(1)

3. IRS or Social Security Number of Reporting Person
   (Voluntary)

4. Issuer name and Ticker or Trading Symbol

     Berkshire Realty Company, Inc. - BRI

5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

                 -- Director
                 X  10% Owner
                 -- Officer (give title below)
                 -- Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing
   (Check applicable Line)

     |X|  Form Filed by One Reporting Person
     | |  Form Filed by More than One Reporting Person

              Table I Non-Derivative Securities Beneficially Owned

1. Title of Security   2. Amount of    3. Ownership        4. Nature of Indirect
   (Instr. 4)             Securities      Form: Direct        Beneficial
                          Beneficially    (D) or Indirect     Ownership
                          Owned           (I) (Instr. 5)      (Instr. 5)
                          (Instr. 4)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).


              Table II-- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exer-       3. Title and Amount of     4. Conver-   5. Owner-          6. Nature of
   Derivative       cisable and         Securities Underlying      sion or      ship Form         Indirect
   Security         Expiration          Derivative Security        Exercise     of Deriv-         Beneficial
   (Instr. 4)       Date                (Instr. 4)                 Price of     ative             Ownership
                    (Month/Day/Year)                               Deri-        Security:         (Instr. 5)
                                                                   vative       Direct (D) or
                                                                   Security     Indirect (I)
                                                                                (Instr. 5)

                 Date      Expira-   Title          Amount or
                 Exer-     tion                     Number of
                 cisable   Date                     Shares

Series A         09/19/98  None      Common Stock,  4,850,640    $12.04       I (2) (3)         (2) (3)
Convertible                          par value      (2) (3)      per share
Preferred Stock                      $0.01
                                     per share

Explanation of Responses (1) - (3):  See Attachment A


**Intentional mistatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure


**Signature of Reporting Person

WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C.

By:   /s/Patrick K. Fox
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      Name:   Patrick K. Fox
      Title:  Attorney-in-Fact

Date: 07/21/98

Name and Address of Reporting Person:     Westbrook Real Estate Partners
                                          Management II, L.L.C.
                                          599 Lexington Avenue, Suite 3800
                                          New York, New York  10022
Date of Event Requiring Statement:        7/21/98
Issuer Name and Ticker Symbol:            Berkshire Realty Company, Inc. -- BRI

                                  Attachment A


(1) The derivative security covered by this Form 3 is exercisable on and from September 19, 1998. The reporting person may be deemed, pursuant to Rule 13d-3(d)(1)(i)(B) under the Act, to be the beneficial owner of the underlying security 60 days prior to such date.

(2) Westbrook Berkshire Holdings, L.L.C. ("Holdings"), which may be deemed to be an affiliate of the reporting person, is the record owner of shares of the derivative security which are convertible into 4,323,199 shares of the underlying security (the "Holdings Conversion Shares"). Westbrook Berkshire Co-Holdings, L.L.C. ("Co-Holdings"), which may be deemed to be an affiliate of the reporting person, is the record owner of shares of the derivative security which are convertible into 527,440 shares of the underlying security (the "Co-Holdings Conversion Shares"). The reporting person may be deemed to have the shared power to vote or direct the vote with respect to, and to dispose or direct the disposition of, the Holdings Conversion Shares and the Co-Holdings Conversion Shares. The reporting person expressly states that this filing shall not be deemed an admission that the reporting person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by the statement.

(3) The reporting person is the sole general partner of each of Westbrook Real Estate Fund II, L.P. ("WREF II") and Westbrook Real Estate Co-Investment Partnership II, L.P. ("WRECIP II"). Holdings is a wholly-owned subsidiary of WREF II. Co-Holdings is a wholly-owned subsidiary of WRECIP II. The reporting person may be deemed to have a pecuniary interest ranging from 1% to 20% in the Holdings Conversion Shares and the Co-Holdings Conversion Shares. The reporting person disclaims pecuniary interest in and beneficial ownership of the Holdings Conversion Shares and the Co-Holdings Conversion Shares.